UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                                  SCHEDULE 13G/A


                  Information Statement Pursuant to Rule 13d-1
                    Under the Securities Exchange Act of 1934
                                (Amendment No.1)*


                              Millennium Cell Inc.
                              --------------------
                                (Name of Issuer)

                     Common Stock, par value $.001 per share
                     ---------------------------------------
                         (Title of Class of Securities)

                                   60038b 10 5
                                   -----------
                                 (CUSIP Number)

                                December 31, 2003
                                -----------------
            (Date of Event Which Requires Filing of this Statement)


     Check the  appropriate  box to  designate  the rule  pursuant to which this
Schedule is filed:

          [_]  Rule 13d-1(b)

          [X]  Rule 13d-1(c)

          [_]  Rule 13d-1(d)


Check the following box if a fee is being paid with this statement [] (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



CUSIP NO.  60038b 10 5                 13G/A


1         NAME OF REPORTING PERSON                          G. Chris Andersen
          S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
         Not applicable                                                   (a) []

                                                                          (b) []

3         SEC USE ONLY


4         CITIZENSHIP OR PLACE OF ORGANIZATION                     United States


                           5    SOLE VOTING POWER                      3,798,678
        NUMBER OF
         SHARES            6    SHARED VOTING POWER                       51,962
      BENEFICIALLY
        OWNED BY
          EACH             7    SOLE DISPOSITIVE POWER                 3,798,678
        REPORTING
         PERSON
          WITH             8    SHARED DISPOSITIVE POWER                  51,962

9         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
          PERSON                                                       3,850,640

10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* Not applicable

11        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9                    11%

12        TYPE OF REPORTING PERSON*                                           IN

                      *SEE INSTRUCTION BEFORE FILLING OUT!


ITEM 1(a).        NAME OF ISSUER

                  Millennium Cell Inc.

ITEM 1(b).        ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES

                  1 Industrial Way West
                  Eatontown, New Jersey 07724

ITEM 2(a).        NAME OF PERSON FILING

                  G. Chris Andersen

ITEM 2(b).        ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE

                  c/o Andersen & Co., LLC
                  9 West 57 St. Ste. 4170
                  New York, NY 10019

ITEM 2(c).        CITIZENSHIP

                  United States

ITEM 2(d).        TITLE OF CLASS OF SECURITIES

                     Common Stock, Par Value $.001 per share

ITEM 2(e).        CUSIP NUMBER

                  60038b 10 5


ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13d-1(b), OR 13d-2(b), CHECK WHETHER THE PERSON FILING IS A:


        (a)         [] Broker or Dealer registered under Section 15 of the Act


        (b)         [] Bank as defined in section 3(a)(6) of the Act


        (c) [] Insurance Company as defined in section 3(a)(19) of the act


        (d)         [] Investment Company registered under
                     section 8 of the Investment Company Act

        (e) [] Investment Adviser registered under section 203 of the Investment Advisers Act of 1940

        (f) [] Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see Section
                    240.13d-l(b)(l)(ii)(F)


        (g)         [] Parent Holding Company, in accordance with
                    Section240.13d-l(b)(ii)(G) (Note: See Item 7)


        (h)         [] Group, in accordance with Section240.13d-l(b)(l)(ii)(H)


    Not applicable

ITEM 4. OWNERSHIP

        (a) Amount Beneficially Owned: 3,850,640

        (b) Percent of Class: 11%

        (c) Number of shares as to which such person has:

            (i)    sole power to vote or to direct the vote:  3,798,678

            (ii)   shared power to vote or to direct the vote: 51,962

            (iii)  sole power to dispose or to direct the disposition of:
                   3,798,678

            (iv)   shared power to dispose or to direct the disposition of:
                   51,962


ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

         Not applicable

ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

         Not applicable

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

         Not applicable

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

         Not applicable

ITEM 9.  NOTICE OF DISSOLUTION OF GROUP

         Not applicable

ITEM 10. CERTIFICATION

         By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.



                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




                           February 23, 2004
                         ----------------------
                                  Date


                          /s/G. Chris Andersen
                         ----------------------
                                Signature

                           G. Chris Andersen
                         ----------------------
                               Name/Title